Enterra Energy Trust Completes Five Well Drilling Program in Canada

Calgary, Alberta – (Marketwire – July 9, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) has completed a five well drilling program in Canada with 100% success.  The program began in mid-May and resulted in five oil wells, two of which are already on production and the remaining three are in the testing phase with tie-in to production anticipated by July 15, 2008.  Based on initial tests, the Trust anticipates that approximately 250-300 boe/day (200-250 boe/day net) of initial oil production will be added by these wells.  Production will be principally reflected in the Trust’s third quarter 2008 results.

“The drilling went smoothly and our technical team is pleased with the results.  We are already considering follow-up wells,” commented Jim Tyndall, Enterra’s Senior Vice President and Chief Operating Officer.  “We are on target for our $15 million Canadian capital spending budget in 2008, with about $7 million spent in the first half of the year.  During the third and fourth quarters, our technical team will continue to ready our prospects in Canada in preparation for fall and winter drilling.”

About Enterra Energy Trust

Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws, regulatory matters and completion of definitive credit and security documents. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com